Exhibit (a)(3)

OFFER TO PURCHASE FOR CASH UP TO 2,600,000 SHARES OF
CLASS A AND CLASS B COMMON STOCK
OF BELK, INC.
AT A PURCHASE PRICE OF $19.00 PER SHARE

April 17, 2006

Dear Stockholder:

I am pleased to inform you that Belk, Inc. is offering to purchase up to 2,600,000 shares of its Class A and Class B common stock from its stockholders through a tender offer at a price of $19.00 per share.

The Offer is part of a plan intended to enhance stockholder value and provide liquidity for the stockholders. All of the shares that are validly tendered will, subject to proration in the event the Offer is oversubscribed, be purchased for $19.00 per share, net in cash to the selling stockholder. If more than 2,600,000 shares are tendered, all shares which have been tendered and not purchased will be returned to the stockholder. The tender offer is not conditioned on any minimum number of shares being tendered.

The Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you wish to tender your shares, detailed instructions on how to tender shares are contained in the enclosed materials. We encourage you to read these materials carefully before making any decision with respect to the Offer. Please note that the tender offer is scheduled to expire at 5:00 p.m., E.D.T., on May 15, 2006, unless extended by the Company. In order for you to tender your shares, we must receive your share certificates and the other documents described herein on or prior to that date. Neither the Company nor its Board of Directors makes any recommendation to any stockholder as to whether to tender or refrain from tendering shares.

Sincerely,

Thomas M. Belk, Jr.
Chairman and Chief Executive Officer

Enclosures